SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act of 1934
(Amendment No. 1)

Advent Claymore Convertible Securities and Income Fund
(Name of Subject Company (Issuer))

Advent Claymore Convertible Securities and Income Fund
(Name of Filing Person (Issuer))

PREFERRED SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

00764C208 (Series M7)
00764C307 (Series T28)
00764C406 (Series W7)
00764C505 (Series TH28)
 00764C604 (Series F7)
00764C703 (Series W28)
(CUSIP Numbers of Class of Securities)

Tracy V. Maitland
President and Chief Executive Officer
Advent Claymore Convertible Securities and Income Fund
1271 Avenue of the Americas, 45th floor
New York, New York 10020
Telephone:  (212) 482-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Philip H. Harris
Skadden, Arps Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone:  (212)  735-3000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$259,380,000(a)	$35,379.43(b)

(a)           Calculated as the aggregate maximum purchase price to be paid for the 10,480 shares in the offer, based upon a price of 99% of the liquidation preference of $25,000 per share (or $24,750 per share).

(b)           Calculated at $136.40  per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,379.43	Filing Party: Advent Claymore Convertible Securities and Income Fund
Form or Registration No.: SC-TO-I	Date Filed: November 9, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Items 1 through 9 and Item 11.

This Amendment No. 1 hereby amends the Tender Offer Statement on Schedule TO is filed by Advent Claymore Convertible Securities and Income Fund, a Delaware statutory trust (the “Fund”).  This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred shares of beneficial interest, par value $0.001 per share and a liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series M7, Auction Market Preferred Shares, Series T28, Auction Market Preferred Shares, Series W7, Auction Market Preferred Shares, Series TH28, Auction Market Preferred Shares, Series F7 and Auction Market Preferred Shares, Series W28 (collectively, the “Preferred Shares”) (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated November 9, 2012 and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, incorporated herein by reference.  The price paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference of $25,000 per share (or $24,750 per share), plus any unpaid dividends accrued through December 12, 2012.  Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund announcing the results of the Offer and the information contained therein is incorporated herein by reference.  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.                      Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 9, 2012. (*)
(a)(1)(ii)	Letter of Transmittal. (*)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (*)
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (*)
(a)(1)(v)	Notice of Withdrawal. (*)
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press Release issued by the Fund dated November 9, 2012. (*)
(a)(5)(ii)	Press release issued by the Fund dated December 13, 2012.
(b)(1)	Margin Loan Agreement between the Fund and Merrill Lynch Professional Clearing Corp. (*)
(b)(2)	Customer Account Agreement between the Fund and Merrill Lynch Professional Clearing Corp. (*)
(b)(3)	Account Control Agreement among the Fund, Merrill Lynch Professional Clearing Corp. and The Bank of New York Mellon (*)
(d)	None.
(g)	None.
(h)	None.

(*) Incorporated herein by reference.  Previously filed as an exhibit to the Schedule TO filed by the Fund on November 9, 2012.

Item 13.                      Information Required by Schedule 13E-3.

     Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advent Claymore Convertible Securities and Income Fund

By:	/s/	Tracy V. Maitland
	Name:	Tracy V. Maitland
	Title:	President and Chief Executive Officer

Dated as of: December 31, 2012

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 9, 2012. (*)
(a)(1)(ii)	Letter of Transmittal. (*)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (*)
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (*)
(a)(1)(v)	Notice of Withdrawal. (*)
(a)(5)(i)	Press Release issued by the Fund dated November 9, 2012. (*)
(a)(5)(ii)	Press release issued by the Fund dated December 13, 2012.
(b)(1)	Margin Loan Agreement between the Fund and Merrill Lynch Professional Clearing Corp. (*)
(b)(2)	Customer Account Agreement between the Fund and Merrill Lynch Professional Clearing Corp. (*)
(b)(3)	Account Control Agreement among the Fund, Merrill Lynch Professional Clearing Corp. and The Bank of New York Mellon. (*)

(*) Incorporated herein by reference.  Previously filed as an exhibit to the Schedule TO filed by the Fund on November 9, 2012.